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Joel D. Spungin                                     Thomas W. Sturgess
Chairman of the Board and                           Chairman of the Board
Chief Executive Officer                             Associated Holdings, Inc.
or                                                  (214) 720-1313
Kathleen S. Dvorak
Director, Investor Relations
United Stationers Inc.
(708) 699-5000

                                  EXHIBIT 21
                                  ----------

                                                           FOR IMMEDIATE RELEASE


              UNITED STATIONERS INC. AND ASSOCIATED HOLDINGS, INC.
              ----------------------------------------------------
                           ANNOUNCE MERGER AGREEMENT
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     Des Plaines, Ill. Feb. 14, 1995 -- United Stationers Inc. (NASDAQ: USTR)
and Associated Holdings, Inc., parent company of Associated Stationers Inc., announced the signing of a definitive Merger Agreement under which Associated Holdings would acquire United Stationers Inc. Associated Holdings will commence a tender offer no later than Feb. 21, 1995 for up to 92.5% of the outstanding shares of United Stationers at a price of $15.50 per share in cash, or approximately $266.6 million in the aggregate for such interest.

     The tender offer will be followed by a merger of Associated Holdings into United Stationers, with United Stationers Inc. being the surviving legal entity. In the Merger, shares representing a total of 7.5% of the currently outstanding stock will remain outstanding as shares of the surviving company and will represent, in the aggregate, a 20% common stock interest, on a fully diluted basis, in the surviving company which will remain public. Holders of shares not purchased in the tender offer will receive in the aggregate cash equal to the portion, if any, of the $266.6 million not paid to shareholders in the tender offer as well as their proportionate interest in the combined company.

     As a result of the merger, the owners of Associated Holdings will control 80% of the combined company on a fully diluted basis. The proposed tender offer is subject to various
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United Stationers Inc. and Associated Holdings, Inc.
Announce Merger Agreement
Page 2


conditions, including the closing by Associated of its financing and the tender of a majority of the fully-diluted United Stationers shares in the tender offer. Associated Holdings has informed United Stationers that Associated has obtained a financing commitment from The Chase Manhattan Bank, N.A. for amounts sufficient to complete the transaction.

     The directors and certain stockholders of United Stationers have agreed, subject to certain conditions, to tender all of their shares, representing in total 27.1% of United Stationers outstanding shares.

     The execution of the Merger Agreement was jointly announced by Joel D. Spungin, Chairman of the Board and Chief Executive Officer of United Stationers Inc., and Thomas W. Sturgess, Chairman and Chief Executive Officer of
Associated: "We are delighted to announce the agreement for the combination of United Stationers and Associated Stationers. The combined company will be capable of achieving greater efficiencies in meeting the needs of our customers and suppliers and will be well positioned to respond to the opportunities and challenges facing our industry. This transaction brings together two outstanding management teams with complementary operating philosophies."

     As previously announced, Mr. Sturgess will be Chairman of the combined company and Jeffrey K. Hewson, currently President of United Stationers, will serve as Chief Executive Officer of the combined entity, with Michael Rowsey of Associated Stationers and Steven Schwarz of United Stationers reporting to him. Mr. Spungin and Mr. Hewson are expected to continue as directors of the combined company.
                                    - more -
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United Stationers Inc. and Associated Holdings, Inc.
Announce Merger Agreement
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     William Blair & Company and Lazard Freres & Co. acted as financial advisors to United Stationers in connection with this transaction. Chase Securities, Inc. has been retained to act as financial advisor to Associated.

     United Stationers Inc. is North America's largest wholesaler of business products to resellers. Through its computer-based physical distribution system, more than 25,000 items are available substantially within 24 hours through distribution points in 58 major hub cities. Associated Stationers, headquartered in Itasca, Ill., has 17 facilities located throughout the continental United States and is the third largest wholesaler of business products to resellers in the United States. Associated is controlled by Wingate Partners, a Dallas-based private investment firm.

     The common stock of United Stationers is traded on the NASDAQ Stock Market (SYMBOL: USTR) and is quoted in its national market system listings.